Filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Filing Person: Metropolitan Health Networks, Inc.
Commission File No.: 001-32361
Subject Company: Continucare Corporation
Commission File No.: 001-12115
FAST FACTS
METROPOLITAN HEALTH NETWORKS, INC. (NYSE Amex: MDF)
Thriving today. Positioned for tomorrow.
Metropolitan Health Networks, Inc. (MetCare) is an innovative provider services network (PSN) that delivers and coordinates primary care to over 34,000 Medicare Advantage (MA) customers in Florida. Founded in 1996 and headquartered in Boca Raton, MetCare now employs over 260 health care professionals and skilled administrative associates.
COMPANY HIGHLIGHTS
MetCare is an industry leader in the deployment of the Patient-Centered Medical Home (PCMH) model of care. The PCMH practice enhances quality of care by allowing our doctors and nurses to work more closely with customers than in traditional Medicare practices. The result is across-the-board improvement in patient outcomes and expense/utilization management.
•	Facilities: 13 wholly owned offices and over 200 affiliated practices as well as specialists, ancillary service providers and facilities contracted through Humana. MetCare has completed three primary care practice acquisitions in 2011 and continues to pursue additional opportunities.
•	Service area: Currently in 16 Florida counties, and positioned for expansion.
•	Unique care model: Our PCMH model combines emergent technology and fiscal efficiency with a strengthened doctor/patient link.

The structure promotes superior health outcomes, lower medical expenses and a more stable, satisfied customer base.
•	Management: MetCare is led by a team with extensive background in the development and execution of advanced managed health care programs. Under their stewardship, MetCare has thrived within a fast-evolving and intensely competitive health care market.
•	Michael Earley — Chairman and Chief Executive Officer

•	Dr. Jose Guethon — President and Chief Operating Officer

•	Robert Sabo — Chief Financial Officer

•	Roberto Palenzuela — General Counsel and Corporate Secretary

•	Al Palombo — Senior Vice President, Corporate Communications
HOW WE VIEW OUR OPPORTUNITIES
The business of providing and coordinating care for seniors represents a dramatically expanding market. Primary care for this segment is a scarce resource, with the ability to manage and coordinate that care increasingly prized. Our strategy is to grow in concert with this historic opportunity.
•	The US Medicare population will nearly double in the next 30 years
o	By 2030, Medicare spending is projected to grow to over 6% of GDP
•	Florida ranks #2 in the country in Medicare beneficiaries

•	The Medicare Advantage segment has been growing steadily since 2005
FINANCIAL HIGHLIGHTS
In 2010, and in the first quarter of 2011, MetCare enjoyed record financial performance. The following results tell the story well:
•	Revenue and Net Income:
o	2010 Revenue: $368.2 million Net Income: $25.7 million or $0.65 per share

o	Q1-11 Revenue: $94.7 million Net Income: $8 million or $0.20 per share
•	Cash, Cash Equivalents & Investments:
o	$48.3 million at March 31, 2011
Along the way, we have been able to deliver good value to our shareholders:

For further information please contact:
Al Palombo
Senior Vice President, Corporate Communications
Metropolitan Health Networks, Inc.
777 Yamato Road, Suite 510 • Boca Raton, Florida 33431
Phone: (561) 805-8500 • Fax: (561) 805-8501
www.metcare.com
Additional Information about this Transaction
This document shall not constitute an offer of any securities for sale. In connection with the pending transaction with Continucare Corporation (“Continucare”), Metropolitan Health Networks, Inc. (“Metropolitan”) will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a proxy statement of Continucare that also constitutes a prospectus of Metropolitan. Continucare will mail the definitive proxy statement/prospectus to its shareholders. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PENDING TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the proxy statement/prospectus (when available) and other related documents filed by Metropolitan and Continucare with the SEC at the SEC’s website at www.sec.gov. The proxy statement/prospectus (when available) and the other documents filed by Metropolitan and Continucare with the SEC may also be obtained for free by accessing Metropolitan’s website at www.metcare.com and clicking on the “Investors” link then clicking on the link for “SEC Filings” or by accessing Continucare’s website at www.continucare.com and clicking on the “Investor Relations” link and then clicking on the link for “SEC Filings”. Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, free of charge, by directing a request to Metropolitan, 777 Yamato Road, Suite 510, Boca Raton, Florida 33431 Attention: Al Palombo, or to Continucare, 7200 Corporate Center Drive, Suite 600, Miami, Florida 33126, Attention: Fernando Fernandez.
Participants in the Solicitation
Continucare, Metropolitan and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from shareholders of Continucare in favor of the pending transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of shareholders in connection with the pending transaction will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about Continucare’s executive officers and directors in its definitive proxy statement filed with the SEC on January 20, 2011. You can find information about Metropolitan’s executive officers and directors in its definitive proxy statement filed with the SEC on May 2, 2011. You can obtain free copies of these documents from Continucare or Metropolitan, respectively, using the contact information above.

Forward-Looking Statements
Except for historical matters contained herein, statements made in this document are forward-looking and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Without limiting the generality of the foregoing, words such as “may”, “will”, “to”, “plan”, “expect”, “believe”, “anticipate”, “intend”, “could”, “would”, “estimate”, or “continue” or the negative other variations thereof or comparable terminology are intended to identify forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the anticipated benefits of the merger, including financial and operating results and benefits that may be realized from the merger, Metropolitan’s and Continucare’s plans, objectives, expectations and intentions and other statements contained in this document that are not historical facts. Such forward-looking statements are inherently uncertain. Accordingly, you should not place any undue reliance on any of the forward-looking statements in this document, which are subject to numerous risks and uncertainties, and you should consider all of such information in light of the various risks identified in this document and in the reports filed by Metropolitan and Continucare with the SEC, as well as the other information that Metropolitan and Continucare provide with respect to the pending merger.
Investors and others are cautioned that a variety of factors, including the following, among others, could cause actual results to differ from those set forth in the forward-looking statements: (i) the proposed merger may not be consummated for a number of reasons, including as a result of the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, and Metropolitan and Continucare will incur significant fees and expenses regardless of whether the merger is consummated; (ii) if the merger is not consummated under certain specified circumstances, Metropolitan or Continucare may be required to pay the other a termination fee of up to $12 million, plus up to $1.5 million in fees and expenses; (iii) the receipt of all required regulatory approvals and the satisfaction of the closing conditions to the proposed merger, including approval of the pending transaction by the shareholders of Continucare, and Metropolitan’s ability to complete the required financing as contemplated by the financing commitment; (iv) Metropolitan’s ability to integrate the operations of Continucare and realize the anticipated revenues, economies of scale and cost synergies in connection with the transaction, including the potential for unanticipated issues, expenses and liabilities associated with the merger and the risk that Continucare fails to meet its expected financial and operating targets; (v) the potential for diversion of management time and resources in seeking to complete the merger and integrate the operations of Continucare; (vi) the potential failure to retain key employees of Continucare; (vii) the impact of Metropolitan’s significantly increased levels of indebtedness as a result of the transaction on Metropolitan’s funding costs, operating flexibility and ability to fund ongoing operations with additional borrowings, particularly in light of ongoing volatility in the credit and capital markets; (viii) the potential for dilution to Metropolitan shareholders as a result of the transaction; and (ix) the ability of Metropolitan to operate pursuant to the terms of its debt obligations, including its obligations under financings undertaken to complete the Continucare transaction. Metropolitan and Continucare are also subject to the risks and uncertainties described in their respective filings with the SEC, including Metropolitan’s Annual Report on Form 10-K for the year ended December 31, 2010, and its Quarterly Report on Form 10-Q for

the quarter ended March 31, 2011, and Continucare’s Annual Report on Form 10-K for the fiscal year ended June 30, 2010, and its Quarterly Reports on Form 10-Q for the quarters ended September 30, 2010, December 31, 2010 and March 31, 2011. Metropolitan and Continucare disclaim any obligation to update and revise statements contained in this document based on new information or otherwise.